CEMEX, S.A.B. de C.V.

Av. Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

Garza García, Nuevo León

México 66265

October 22, 2012

VIA FEDERAL EXPRESS AND EDGAR

Mr. Rufus Decker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4631

Washington, D.C. 20549

RE:	CEMEX, S.A.B. de C.V.

Form 20-F for the year ended December 31, 2011

Filed April 30, 2012

Responses dated July 9, 2012, August 13, 2012, August 29, 2012 and September 26, 2012

File No. 001-14946

Ladies and Gentlemen:

On behalf of CEMEX, S.A.B. de C.V. (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Fernando A. Gonzalez, Chief Financial Officer of the Company, dated September 28, 2012 (the “Comment Letter”), in connection with the Company’s annual report on Form 20-F for the year ended December 31, 2011 (the “2011 20-F”), filed with the Commission on April 30, 2012. The Company’s response to the comment raised by the Staff in the Comment Letter is set forth below. For the convenience of the Staff, we have repeated the Staff’s comment before the corresponding response.

Form 20-F for the Year Ended December 31, 2011

Financial Statements

Consolidated Statements of Operations, page F-4

1.	We note your response to comment one in our letter dated September 10, 2012. The line item that you currently describe as “earnings before interest and tax” excludes additional items aside from interest and tax. For example, this line item excludes equity in loss of associates and foreign exchange results. In this regard, please retitle this line item as well as the line item currently described as “earnings before other expense, net, interest and tax” to more accurately describe the amounts that these line items represent.

RESPONSE: The Company appreciates the Staff’s patience in continuing to discuss this issue with the Company and respectfully notes for the Staff that, in the Company’s efforts to find alternate titles for “Operating income” (which, as previously described, the Company would prefer not to use, as it believes that such title would cause confusion among users of the Company’s financial statements, including the parties to the Company’s debt contracts which were negotiated using references to the previous titles, and would impair the user’s ability to compare new financial results with those reported under a different title in previous periods), the Company found that other entities reporting under IFRS usually exclude items such as the share in gain or (loss) of associates when reporting Earnings Before Interest and Tax (“EBIT”). Likewise, the Company also found that the term “Interest” used in calculating EBIT is frequently used to refer to the comprehensive financing result, which includes interest expense and other financial (expense) income, net, as reported in note 6 to the Company’s financial statements.

Nonetheless, the Company notes the Staff’s comment and considers that including a more detailed description of the proposed titles would result in very lengthy and complex titles for these line items, which would also complicate the use of a recognizable acronym such as EBIT. For the reasons previously described, the Company proposes: (i) to retitle “Earnings before other expenses, net, interest and tax (EBIT before other expenses, net)” to “Operating earnings before other expenses, net, interest and tax (Operating EBIT before other expenses, net)” and (ii) to retitle “Earnings before interest and tax (EBIT)” to “Operating earnings before interest and tax (Operating EBIT)”. The Company would also include explanatory footnotes on the face of the statements of operations in order to more accurately describe the amounts that these line items represent.

The proposed changes, as applied to the Company’s statements of operations for the years ended December 31, 2011 and 2010, would be as follows:

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Millions of Mexican pesos, except for loss per share)

		Years ended December 31,
	Note	2011		2010

Net sales	2Q	Ps	189,887	177,641
Cost of sales	2R		(136,167)	(127,845)

Gross profit			53,720	49,796

Administrative and selling expenses	2R		(25,486)	(25,818)
Distribution expenses	2R		(16,170)	(13,242)

			(41,656)	(39,060)

Operating earnings before other expenses, net, interest and tax (Operating EBIT before other expenses, net) [1]			12,064	10,736

Other expenses, net	5		(5,449)	(6,335)

Operating earnings before interest and tax (Operating EBIT) [2]			6,615	4,401

Financial expense	15		(16,627)	(14,753)
Other financial (expense) income, net	6		(2,214)	(523)
Equity in loss of associates	12		(334)	(487)

Loss before income tax			(12,560)	(11,362)

Income tax	18		(12,207)	(2,074)

CONSOLIDATED NET LOSS			(24,767)	(13,436)
Non-controlling interest net income			21	46

CONTROLLING INTEREST NET LOSS		Ps	(24,788)	(13,482)

BASIC LOSS PER SHARE	21	Ps	(0.74)	(0.39)

DILUTED LOSS PER SHARE	21	Ps	(0.74)	(0.39)

1	The term “Operating earnings before other expenses net, interest and tax (Operating EBIT before other expenses, net)” refers to CEMEX’s earnings before other expenses, net, financial expense, other financial (expense) income, net, equity in loss of associates and taxes.
2	The term “Operating earnings before interest and tax (Operating EBIT)” refers to CEMEX’s earnings before financial expense, other financial (expense) income, net, equity in loss of associates and taxes.

The accompanying notes are part of these consolidated financial statements.

The explanation of the changes, as reflected in the “Basis of presentation and disclosure” section in note 2 to the Company’s financial statements in the first year of adoption and going forward, would be as follows:

2.	SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF PRESENTATION AND DISCLOSURE

In CEMEX’s statements of operations for the years ended December 31, 2012 and 2011, the line item titled “Operating earnings before other expenses, net, interest and tax (Operating EBIT before other expenses, net)” was previously titled “Operating income,” and the line item titled “Operating earnings before interest and tax (Operating EBIT)” was previously titled “Operating income after other expenses, net.” CEMEX made these changes to comply with the guidance set forth in paragraph 56 of the Basis for Conclusions of IAS 1, Presentation of Financial Statements. Nonetheless, such changes in line-item titles do not represent any change in CEMEX’s accounting policies or methodologies under IFRS as compared to prior years. The term “Operating earnings before other expenses, net, interest and tax (Operating EBIT before other expenses, net)” refers to our earnings before other expenses, net, financial expense, other financial (expense) income, net (note 6), equity in loss of associates and taxes. The term “Operating earnings before interest and tax (Operating EBIT)” refers to our earnings before financial expense, other financial (expense) income, net (note 6), equity in loss of associates and taxes.

*        *        *         *

Acknowledgment Statement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

Very truly yours,

By:	/s/ Fernando A. Gonzalez
Name:	Fernando A. Gonzalez
Title:	Chief Financial Officer